SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A
Solicitation/Recommendation Statement under Section 14(d)(4) of the
Securities Exchange Act of 1934
(Amendment No. 1)
Genesis Microchip Inc.
(Name of Subject Company)
Genesis Microchip Inc.
(Name of Person(s) Filing Statement)
Common Stock, par value $0.001 per share
(Title of Class of Securities)

37184C103
(CUSIP Number of Class of Securities)

Elias Antoun
President and Chief Executive Officer
Genesis Microchip Inc.
2525 Augustine Drive
Santa Clara, CA 95054
(408) 919-8400
(Name, address and telephone number of person
authorized to receive notices and communications on
behalf of the person(s) filing statement)

With copies to:

Selim Day, Esq.	Bradley L. Finkelstein, Esq.
Wilson Sonsini Goodrich & Rosati	Wilson Sonsini Goodrich & Rosati
Professional Corporation	Professional Corporation
1301 Avenue of the Americas, 40th Floor	650 Page Mill Road
New York, New York 10019	Palo Alto, CA 94301
(212) 999-5800	(650) 493-6811
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on December 18, 2007, (as previously filed with the SEC, the “Schedule 14D-9”), by Genesis Microchip Inc., a Delaware corporation (“Genesis” or the “Company”), relating to the tender offer made by Sophia Acquisition Corp., a Delaware corporation (“Offeror”), a wholly-owned subsidiary of STMicroelectronics N.V., a limited liability company organized under the laws of the Netherlands, with its corporate seat in Amsterdam, the Netherlands (“Parent”), as set forth in a Tender Offer Statement filed by Offeror and Parent on Schedule TO, dated December 18, 2007 (as previously filed with the SEC, the “Schedule TO”), to pay $8.65 per share, net to the holder thereof in cash, without interest, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 18, 2007, and in the related Letter of Transmittal. Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.
     All information in the Schedule 14D-9 is incorporated in this Amendment No. 1, except that such information is hereby amended to the extent specifically provided herein.
Item 9. Materials to be Filed as Exhibits.
     The following exhibit is filed herewith:

Exhibit
Number	Description

(e)(26)	Letter to employees of Genesis Microchip Inc. dated January 4, 2008

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENESIS MICROCHIP INC.
/s/ Elias Antoun
Dated: January 7, 2008	Elias Antoun
President and Chief Executive Officer

INDEX TO EXHIBITS

Exhibit
Number	Description

(e)(26)	Letter to employees of Genesis Microchip Inc. dated January 4, 2008